FIFTH AMENDMENT TO

FIFTH AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

GROEN BROTHERS AVIATION, INC.

Pursuant to authority expressly granted to and vested in the Board of Directors of Groen Brothers Aviation, Inc. (the "Corporation") by the Amended and Restated Articles of Incorporation of the Corporation and pursuant to the Utah Revised Business Corporation Act (the "Act"), the Corporation hereby adopts the following Amendment to its Fifth Amended and Restated Articles of Incorporation:

A. The name of this corporation is Groen Brothers Aviation, Inc.

B The Fifth Amended and Restated Articles of Incorporation of this Corporation filed with the Utah Division of Corporations and Commercial Code (the "Division") on November 24, 2008, are hereby amended to extend the "maturity date" of the Series B Preferred Stock from February 9, 2010 to May 9, 2010, or such later date as agreed to in writing by the holders of at least 80% of the outstanding shares of Series B Preferred Stock.

C. This Amendment to the Fifth Amended and Restated Articles of Incorporation of the Corporation (this "Amendment") was adopted by (i) unanimous written consent of the Corporation's Board of Directors on February 26, 2010, and (ii) the holders of in excess of eighty percent (80%) of the issued and outstanding shares of the Corporation's Series B Preferred Stock pursuant to a written consent dated February 26, 2010. The vote cast by the holders of the Corporation's Series B Preferred Stock was sufficient to authorize this Amendment. In order to effectuate the foregoing, the Fifth Amended and Restated Articles of Incorporation are hereby amended as follows:

1. By deleting Section B(e)(1) of Article III and replacing such section with the following text:

Mandatory Redemption.

(1) On the first to occur of (i) May 9, 2010, or such later date as agreed to in writing by the holders of at least 80% of the holder of the outstanding shares of Series B Preferred Stock after May 9, 2010, (ii) a Liquidation Event, or (iii) the date that is six (6) months following the date in which the Corporation or any one or more of its Affiliate(s) receives aggregate cash proceeds from one or more Financing Transactions (as defined below) in excess of fifty million dollars ($50,000,000) (the "Maturity Date"), the Corporation shall be obligated to redeem all issued and outstanding shares of Series B Preferred Stock from the holders thereof. For each share of Series B Preferred Stock, the Corporation shall be obligated to pay to the holder thereof (upon surrender by such holder at the Corporation's principal office of the certificate representing such share of Series B Preferred Stock) an amount in cash equal to the Stated Value of such share (plus all accrued and unpaid dividends thereon) (the "Redemption Price"). The Redemption Price must be paid, in cash, within three (3) business days following the Maturity Date. In addition, if the Corporation or an Affiliate engages in one or more Financing Transactions at any time after the effective date hereof in which the proceeds paid to the Corporation or any Affiliate(s) (taken together with the proceeds of any prior Financing Transaction that occurs after the effective date hereof) exceed twenty million dollars ($20,000,000) in the aggregate (such cumulative

amount the Aggregate Proceeds) then the Corporation will be required to redeem on the date that is six (6) months following the closing date of such relevant Financing Transaction a percentage of the then outstanding shares of Series B Preferred Stock (the Base Number of Outstanding Shares) equal to the quotient determined by dividing the Aggregate Proceeds by $50 000 000 On the date that is six (6) months following each subsequent occasion on which the Corporation or any Affiliate(s) receives proceeds from a Financing Transaction (but in no event later than the Maturity Date) the Corporation shall be required to redeem a number of additional shares of Series B Preferred Stock equal to a percentage of the Base Number of Outstanding Shares where such percentage shall equal the quotient determined by dividing the amount of such additional proceeds by $50 000 000 For example (A) if the Aggregate Proceeds are $21 000 000 and the Base Number of Outstanding Shares is 20 000 then the Corporation will be required to redeem 8 400 shares of Series B Preferred Stock (42% of the Base Number of Outstanding Shares) and (B) if the Corporation or an Affiliate subsequently receives an additional $10 000 000 from a Financing Transaction then the Corporation will be required to redeem an additional 4 000 shares of Series B Preferred Stock (an additional 20% of the Base Number of Outstanding Shares) All such partial redemptions shall be made in cash and shall be effected pro rata among the holders of the Series B Preferred Stock based on the number of shares of Series B Preferred Stock held by such holders Financing Transaction means debt equity stock purchase asset purchase license tender offer merger or other transaction involving the assets securities or shareholders of the Corporation provided that any such transaction in which (i) the aggregate proceeds paid to the Corporation its shareholders or their respective Affiliates is less than $3 000 000 and (ii) the purchaser acquirer lender licensee or other contracting party is not an Affiliate of any other person or entity who has at any time engaged in a Financing Transaction of any dollar amount or value with the Corporation its shareholders or their respective Affiliates shall not be considered a Financing Transaction for purposes hereof

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IN WITNESS WHEREOF this Amendment to the Fifth Restated Articles of Incorporation of GROEN BROTHERS AVIATION INC is hereby executed this 26 day of February 2010

GROEN BROTHERS AVIATION INC

By ______________________

Name David Groen

Title President & CEO